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VP 3-12-02

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STATES
CHANGE COMMISSION
, D.C. 20549


RECEIVED
MAR 01 2002
143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
40900

8-49235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ventana Trading Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12631 Acacia Terrace
(No. and Street)

Poway	California	92061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen N. Gilbert (858) 552-8989
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 3-19-02

Ventana Trading Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Ventana Trading Corporation

I have audited the accompanying statement of financial condition of Ventana Trading Corporation as of December 31, 2001 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ventana Trading Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 24,2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Ventana Trading Corporation
Statement of Financial Condition
As of December 31, 2001

Assets

Cash and cash equivalents	$ 121,388
Securities, not readily marketable	3,300
Furniture and equipment, net of $891 accumulated depreciation	594
Total assets	$ 125,282

Liabilities & Stockholder's Equity

Liabilities	
Income taxes payable	$ 800
Total liabilities	800
Stockholder's equity	
Common stock, no par value 1,000 shares authorized, 100 shares issued and outstanding	–
Additional paid-in capital	174,319
Retained earnings (deficit)	(49,837)
Total stockholder's equity	124,482
Total liabilities & stockholder's equity	$ 125,282

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Statement of Operations
For the Year Ended December 31, 2001

Revenue	
Interest	$ –
Total revenue	–
Operation expenses	
Other operating expenses	6,892
Total costs and expenses	6,892
Net income (loss) before income tax provision	(6,982)
Provision for income taxes	
Provision for income taxes	800
Total provision for income taxes	800
Net income (loss)	$ (7,691)

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total
Balance, December 31, 2000	$ -	$ 171,287	$ (42,146)	$ 129,141
Additional paid-in capital	-	3,032	-	3,032
Net income (loss)	-	-	(7,691)	(7,691)
Balance, December 31, 2001	$ -	$ 174,319	$ (49,837)	$ 124,482

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net income (loss)		$ (7,691)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 347	
(Decrease) increase in liabilities:		
Prepaid expenses	800	
Accounts payable and accrued expenses	(225)	
Income taxes payable	800	
Total adjustments		(1,722)
Net cash and cash equivalents used in operating activities		(5,970)
Net cash flow from investing activities		
Net cash and cash equivalents used in investing activities		–
Net cash flows from financing activities		
Proceeds from issuance of additional paid-in capital	3,032	
Net cash and cash equivalents provided by financing activities		3,032
Net increase (decrease) in cash and cash equivalents		(2,938)
Cash and cash equivalents at the beginning of the year		124,326
Cash and cash equivalents at the end of the year		$ 121,388
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest	$ –	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Ventana Trading Corporation (the "Company") was incorporated in California on March 11, 1996. The Company is 100% owned by Steve Gilbert. The Company began doing business in July 1997 as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c-3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and /or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

For the year ended December 31, 2001, the Company did not have any securities transactions because it did not have a Registered Series 24 Principal. The Company plans to change from being an inactive proprietary trader to institutional and retail trading.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation for the year ended December 31, 2001 was $347.

The Company maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $21,389. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Ventana Trading Corporation
Notes to Financial Statements
For the year ended December 31, 2001

NOTE 2: PROPERTY AND EQUIPMENT, NET

The property and equipment are recorded at cost.

		Depreciable Life Years
Property and equipment	$ 1,485	5
Less accumulated depreciation	(891)	
	$ 594	

Depreciation expense for the year ended December 31, 2001 was $347.

NOTE 3: INCOME TAXES

The current provision of $800 for income taxes is the California franchise tax board minimum. The Company files its tax return as a Personal Holding Company, which pays a flat income tax rate of 39.3% on its income. Since the Company has a loss this year, no provision for Federal income taxes has been recorded.

The Company has available at December 31, 2001 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $7,100. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000. At December 31, 2001 the Company had net capital of $20,835 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital is 0.01 to 1.

Ventana Trading Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Additional paid-in capital	$ 174,319	
Retained earnings (deficit)	(49,837)	
Total stockholder's equity		$ 124,482
Less: Non allowable assets		
Property and equipment, net	(347)	
Securities, not readily marketable	(3,300)	
Total adjustments		(3,647)
Net capital before haircuts		120,835
Less: Haircuts		
Total Haircuts		-
Net Capital		120,835
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 54	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 20,835
Ratio of aggregate indebtedness to net capital	0.01:1	

There was a $554 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. The majority of the adjustment was the $800 accrued tax provision. The detail is as follows:

	Before Adjustment	After Adjustment	Difference
Total assets	126,289	125,282	(1,007)
Total liabilities	-	800	(800)
Total stockholder's equity	126,288	124,482	(1,806)
Net income (loss)	(5,579)	(7,691)	(2,112)

See independent auditor's report.

Ventana Trading Corporation
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Ventana Trading Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Ventana Trading Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Ventana Trading Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.